Filed pursuant to Rule 424(b)(3)

File No. 333-280361

AB PRIVATE LENDING FUND

SUPPLEMENT NO. 1 DATED SEPTEMBER 17, 2026

TO THE PROSPECTUS DATED MAY 14, 2026

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of AB Private Lending Fund (“we,” “us,” “our,” “AB-LEND” or the “Fund”), dated May 14, 2026 (as supplemented to date, the “Prospectus”). You should retain this Supplement with your Prospectus for future reference. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose that on September 16, 2026, AB Private Credit Investors LLC (the “Adviser”) and AllianceBernstein L.P. (“AB”) entered into a termination agreement to terminate that certain Sub-Advisory Agreement, dated as of August 7, 2024 (the “Sub-Advisory Agreement”). Prior to the termination of the Sub-Advisory Agreement, AB’s established high yield and leveraged loan franchise, AB High Yield, was engaged by the Adviser to manage investments in broadly syndicated loans and bond markets, and assist in the determination of the relative value opportunities between private and syndicated markets. On September 16, 2026, the Adviser and AB entered into that certain Resource Sharing Agreement dated and effective as of September 16, 2026 (the “Resource Sharing Agreement”).

Pursuant to the Resource Sharing Agreement, AB will provide the Adviser with experienced investment professionals, including employees of AB High Yield (the “Shared Employees”) and certain facilities and systems (the “Resources”) to assist the Adviser with fulfilling the Adviser’s obligations to the Fund under the Amended and Restated Investment Advisory Agreement dated August 7, 2024, by and between the Fund and the Adviser (the “Advisory Agreement”). AB High Yield has been investing in fixed income since 1971 and leveraged credit (syndicated bank loans and high yield bonds) since 1986. AB manages $324.6 billion in fixed income and $33.3 billion in syndicated loans and high yield bonds for retail and institutional clients as of June 30, 2026. The Adviser will leverage the Shared Employees and the Resources to, among other things, provide investment advisory, portfolio management, research, administrative and other services to the Fund with respect to the Fund’s investments in broadly syndicated loans, bond markets and other publicly traded securities that are consistent with the stated objectives of the Fund, which remain unchanged. In addition, the Shared Employees will assist the Adviser, or the Fund, as applicable, in determining relative value opportunities between private and syndicated markets. There can be no assurance that AB will perform its obligations under the Resource Sharing Agreement. The Resource Sharing Agreement may be terminated by either the Adviser or AB at any time and for any reason by providing the other party at least sixty (60) days’ prior written notice of its desired termination date, which if terminated may have a material adverse consequence on the Fund’s operations.